UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2020

Operating and Financial Results

Mexico City, Mexico, July 22, 2020— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the second quarter 2020.

2Q20 Summary

■	Passenger traffic decreased 90.2%, reaching 583 thousand passengers. The drop in the number of passengers is mainly due to the measures implemented as a result of the health emergency caused by COVID-19, both in Mexico and in the main international destinations of our airports, as well as to the significant reduction in the offer of seats by the airlines that operate in our airports and the lower demand for travel. See section “COVID-19 Update” in this report.

■	Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments were Ps. 376 million for the quarter.

Chief Financial Officer		Investor Relations:
Ruffo Pérez Pliego del Castillo		Luis Emmanuel Camacho Thierry
+52 (81) 8625 4300		+52 (81) 8625 4308
rperezpliego@oma.aero		ecamacho@oma.aero

www.oma.aero

OMA will hold its 2Q20 earnings conference call on July 23, 2020 at 11 am Eastern time, 10 am Mexico City time.

Call 1-877-407-9208 toll-free from the U.S. or 1-201-493-6784 from outside the U.S. The conference ID is 13706204. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

2Q20 Operating Results

Operations, Passengers, and Cargo

During the quarter, there were no new route openings or definitive cancellations. The offer of seats decreased 85.0% compared to the same quarter of the previous year, mainly due to the number of routes suspended by the airlines.

Total passenger traffic decreased 90.2%. Of total traffic, 94.2% was domestic and 5.8% was international.

Domestic passenger traffic decreased 89.7%. and international passenger traffic decreased 94.8%.

The airports with the greatest impact on total passenger traffic due to the reduction of frequencies or suspension of flights are:

■	Monterrey (-90.9%), on its Mexico City, Cancún, Guadalajara, Tijuana and Houston routes.

■	Culiacán (-83.1%), mainly on its Tijuana and Mexico City routes.

■	Chihuahua (-91.3%), on its Mexico City route.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 93.7% as of June 30, 2020.

Hotel Services

■	The NH Collection Terminal 2 Hotel had a 12.9% occupancy rate, a decrease of 70.5 percentage points compared to 2Q19. The average room rate was Ps.1,980 per night.

■	Hilton Garden Inn. As of April 6, 2020, the hotel closed operations due to the low demand caused by the COVID-19 contingency. On July 6, 2020, it restarted operations.

Freight Logistics Services

■	OMA Carga’s revenues decreased by 23.1% due to lower import and export cargo operations during the quarter. Total tonnage handled decreased 40.6% to 4,782 metric tons.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Revenues reached Ps. 12 million, an increase of 29.3%. The increase is due to the expansion of two industrial warehouses, as well as the depreciation of the Mexican peso compared to the second quarter of 2019.

Consolidated Financial Results

Revenues

Aeronautical revenues decreased 89.7%.

Non-aeronautical revenues decreased 57.5%.

Commercial revenues decreased 57.8%. The line items with the largest variations were:

■	Parking, -88.6%, due to the reduction in short and long stay operations.

■	Restaurants, Car Rentals and Retail, -61.7%, -51.0% and -54.8%, respectively, as most revenue generation in the quarter was related to fixed or minimum rental levels.

Diversification revenues decreased 57.3%, mainly due to lower revenues from hotel services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) decreased 16.1%, mainly due to lower minor maintenance, subcontracted services and electricity expense, as a result of the cost reduction initiatives implemented by the company.

The major maintenance provision was Ps.68 million. The outstanding balance of the maintenance provision as of June 30, 2020 was Ps. 1,060 million.

The airport concession tax decreased 79.6% as a result of the decrease in revenues; technical assistance fee decreased 76.2%.

As a result of the foregoing, total operating costs and expenses decreased 11.9%.

Operating Income and Adjusted EBITDA

Operating loss was of Ps.150 million, with an operating margin of -23.6%.

Adjusted EBITDA was PS.25 million, with an Adjusted EBITDA margin of 7.3%.

Financing Income, Taxes, and Net Income

Financing Expense was Ps.90 million, mainly due to interest expense.

Tax benefit was Ps.59 million

Consolidated net loss in the quarter was Ps.181 million.

Earnings per share, based on net loss of the controlling interest, loss per share was Ps.0.46; and the ADS loss was US $ 0.16. Each ADS equals eight Series B shares.

MDP and Strategic Investments

In 2Q20, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.376 million, comprised of Ps.288 million in improvements to concessioned assets, Ps.20 million in major maintenance and Ps.68 million in strategic investments.

The most important investment expenditures included:

Debt

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In 2Q20, cash flows from operating activities used cash of Ps.414 million, compared to a cash generation of Ps.614 million in the same period of 2019, mainly due to the lower income before taxes and the increase in recoverable taxes.

Investing activities used cash of Ps.480 million in the second quarter. Outflows are mainly related to construction works executed during 1Q20.

Financing activities generated an outflow of Ps.97 million, mainly due to interest paid of Ps.80 million.

Cash decreased Ps.992 million in 2Q20, to Ps.3,146 million as of June 30, 2020.

COVID-19 Update

As previously reported by OMA, during the months of April and May a decree issued by the Ministry of Health was in force, pursuant to which non-essential activities in the country were suspended. Despite airports were considered essential under this decree and remained in operation, passenger traffic suffered a severe decrease as a result of the reduction in travel demand and seat supply by airlines.

On May 29, 2020, the Federal Government issued a decree pursuant to which, as of June 1, an epidemiological risk traffic light was established by region (municipality or state), that determines the level of health alert and the type of activities authorized to take place. As a result, the reactivation level and the type of economic activities allowed are different in the states where our airports operate.

Since June, activity at OMA airports has begun to recover and has continued to improve in the first weeks of July. The number of passengers from July 1st to 20th decreased 73.3%, relative to the same period of the previous year. This compares to passenger traffic declines in the months of April, May and June of 92.8%, 93.5%, and 84.6%, respectively.

Likewise, it is important to mention that OMA airports have implemented health security protocols in coordination with Mexican health and aeronautical authorities, in order to look after the health of our passengers, as well as our personnel and that of service providers.

Subsequent Events

Extraordinary General Shareholders’ Meeting approves cancellation of shares: The Shareholders´ Meeting held on July 7, 2020, approved the cancellation of 3,659,417 Series “B” shares, acquired by OMA pursuant to Article 56 of the Securities Market Law. As a result, shares outstanding after giving effect to the aforementioned cancellation of shares are 390,111,556.

Restart of operations of the Hilton Garden Inn Hotel: On July 6, 2020, the Hilton Garden Inn hotel that operates at the Monterrey airport restarted activities. The hotel had suspended operations since April 6, 2020 due to low occupancy derived from COVID-19.

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 19.1685 as of June 30, 2019, Ps.18.8727 as of December 31, 2019 and Ps. 23.1325 as of June 30, 2020.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 23, 2020